Filed pursuant to Rule 433

Dated April 4, 2018

Registration No. 333- 220276

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated April 3, 2018 and Prospectus dated August 31, 2017)

PRICING TERM SHEET

DATE: April 4, 2018

This communication relates only to the securities described below and should be read together with the Prospectus dated August 31, 2017 (the “Base Prospectus”) and the Preliminary Prospectus Supplement dated April 3, 2018 (the “Prospectus Supplement”) relating to these securities.

FINAL PRICING TERMS OF AEGON N.V.’S 5.500% FIXED-TO-FLOATING RATE

SUBORDINATED NOTES DUE 2048

ISSUER:	AEGON N.V.

EXPECTED ISSUE RATINGS*:	Baa1 / BBB / BBB- (Moody’s / S&P / Fitch)

SECURITIES OFFERED:	Fixed-to-Floating Rate Subordinated Notes

FORMAT:	SEC Registered Global Notes

AGGREGATE PRINCIPAL AMOUNT:	US$800,000,000

FORM AND DENOMINATION:	US$200,000 and integral multiples of US$1,000 in excess thereof

TRADE DATE:	April 4, 2018

EXPECTED SETTLEMENT DATE:	April 11, 2018 (T+5)

SCHEDULED MATURITY DATE:	April 11, 2048

INTEREST RATE AND DEFERRAL OF INTEREST:	5.500% fixed rate per annum payable semi-annually in arrears until April 11, 2028, thereafter at a floating rate equal to the then-current six-month LIBOR plus 3.539% (calculated on an actual/360 day basis) payable semi-annually in arrears, subject to the Issuer’s right or obligation to defer interest payments

PRICE TO PUBLIC PER SUBORDINATED NOTE:	100.000%

UNDERWRITING DISCOUNT:	1.000%

PRICE TO ISSUER:	99.000%

PROCEEDS, BEFORE EXPENSES, TO THE ISSUER:	$792,000,000

INTEREST PAYMENT DATES:	Semi-annually on April 11 and October 11, commencing October 11, 2018

OPTIONAL REDEMPTION:	Redeemable at 100% of the principal amount, together with accrued but unpaid interest, on April 11, 2028 or any Interest Payment Date thereafter, subject to certain conditions for redemption

REDEMPTION FOR OTHER REASONS:	Redeemable in whole (but not in part) at 100% of the principal amount, together with accrued but unpaid interest, upon the occurrence of a Tax Event, a Capital Disqualification Event or a Rating Methodology Event (each as defined in the Prospectus Supplement), subject to certain conditions for redemption

SUBSTITUTION AND VARIATION:	Upon the occurrence of a Tax Event, Capital Disqualification Event or Rating Methodology Event, the Issuer may substitute the Subordinated Notes in whole (but not in part) for, or vary the terms of the Subordinated Notes so that they remain or, as appropriate, become, Qualifying Securities (as defined in the Prospectus Supplement), subject to certain conditions

AGREEMENT AND ACKNOWLEDGMENT WITH RESPECT TO THE EXERCISE OF DUTCH BAIL-IN POWER:	By acquiring any Subordinated Notes, each holder and beneficial owner of a Subordinated Note or any interest therein acknowledges, agrees to be bound by, and consents to the exercise of, any Dutch Bail-in Power (as defined in the Prospectus Supplement). See “Description of the Subordinated Notes—Agreement and Acknowledgment with Respect to the Exercise of Dutch Bail-in Power” in the Prospectus Supplement for further details.

GOVERNING LAW	New York, except that the subordination and waiver of set-off provisions of the Subordinated Notes will be governed by and construed in accordance with the laws of the Netherlands.

LISTING:	New York Stock Exchange

CUSIP / ISIN:	007924AJ2 / US007924AJ23

JOINT BOOK-RUNNING MANAGERS:	Sole Structuring Agent and Joint Book-Running Manager
J.P. Morgan Securities LLC

Joint Book-Running Managers
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

The Company has filed a registration statement (including the Base Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC collect at 1-866-718-1649 and Wells Fargo Securities, LLC at 1-800-645-3751.

We currently expect delivery of the Subordinated Notes to occur on April 11, 2018, which will be the fifth business day following the pricing of the Subordinated Notes (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Subordinated Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Subordinated Notes who wish to trade Subordinated Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

MIFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.